THE L.S. STARRETT COMPANY

                                                        December 3, 2004

Mr. Rufus Decker, Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549-0510

RE:  Form 10-K for the fiscal year ended June 26, 2004
     Form 10-Q for the period ended September 25, 2004
     File No. 1-367

Dear Mr. Decker:

We have reviewed your comment letter dated November 9, 2004 and will adjust future filings to reflect the Staff's comments where applicable. In connection with these responses to your comments, and as requested, The L.S. Starrett Company (the "Company") acknowledges 1) that it is responsible for the adequacy and accuracy of the disclosures in its filings, 2) that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and 3) that Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Below are detailed responses keyed to your letter. This response is being submitted by the extended date previously agreed to with Ernest Greene of the SEC on November 24, 2004.

1. Comment: Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

1. Response: The Company will make the agreed to additional disclosures and revisions in future filings and, where appropriate, has provided examples of proposed revisions.


2. Comment: You are presenting non-GAAP financial measures in your results of operations when you discuss your net income and other amounts excluding unusual charges. Whenever a non-GAAP financial measure is included in a filing you should include the following:
(a) a presentation, with equal or greater prominence, of the most directly comparable GAAP measure,
(b) a reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP measure and the most directly comparable GAAP measure,
(c) a statement disclosing the reasons why the presentation of the non-GAAP financial measure provides useful information to investors and,
(d) a statement disclosing how management uses non-GAAP financial measure. Please provide the appropriate supporting disclosures regarding measures that eliminate certain charges or credits that are regarded as non-recurring or unusual. See Question 9 of our Frequently Asked Questions Regarding Non-GAAP Financial Measures dated June 13, 2003 and Item 10 (e)(1)(i)(A) to (D) of Regulation S-K2.

2. Response: The Company believes it complied with the requirement for equal prominence and reconciliation to the comparable GAAP measure by providing the table at the end of the "2004 versus 2003" section of MD&A (page 8 of its 10-K for fiscal 2004). The Company believes that the nature of the unusual items themselves justifies their inclusion in the table because they are individually material and not expected to continue. For example, the CMM investigation is believed to be the only such investigation that has occurred in the Company's history. There were four material events that were

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highlighted to allow the reader to better evaluate the results of operations in much the same way as management evaluates results. In the Company's judgment, the items are truly unusual. The entire goodwill balance was written off, the CMM investigation was settled, it is very unlikely that additional LIFO inventory liquidation profits will be realized, and the real estate gain was the only transaction of its type in at least 10 years. In future filings, the Company will carefully consider how it highlights events such as these and will do so only to enhance overall understanding of the operations of the Company and will further elaborate on the reasons for the disclosures.


3. Comment: Please explain to us how your discussion of unusual charges in your Management's Discussion and Analysis section meets the requirements of Item l0(e)(1)(ii)(B) of Regulation S-K.

3. Response: The unusual items that have been disclosed and removed from net income in our disclosure all relate to single, material, infrequent and/or unusual events even though the CMM investigation and the inventory reduction initiative happened to span two years. With the possible exception of the LIFO inventory liquidation profits, none of these items relates to the regular manufacturing and distribution operations of the Company. In addition, the LIFO inventory liquidation profits were highlighted because the Company believed unusual charges and unusual credits should both be highlighted in order to have a balanced presentation.


4. Comment: Please consider revising your table of contractual cash obligations to include the following:
(a) Estimated interest payments on your debt; and
(b) Planned funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.

4. Response: While Item 303(a)(5) of Regulation S-K does not appear to call for the inclusion of interest and retirement obligations, the Company will consider revising the table of contractual obligations or including a footnote for interest and retirement payments. It may be difficult, however, to enhance the readers understanding of these obligations since, unlike the other obligation categories in the table, both these payment categories are extremely difficult if not impossible to forecast accurately because they are so sensitive to changes in market rate and investment performance assumptions. Additional information covering both categories discussed above is available to the reader elsewhere in the financial statements.


5. Comment:	Please explain to us how your netting of cash flows related to net change in long-term and short-term borrowings meets the requirements in paragraph 13 of SFAS 95 for netting. Otherwise, please present the gross changes in long-term and short-term borrowings.

5. Response: The netting of borrowings and repayments in the financing section the cash flow statement was done because the amounts were considered immaterial. In future filings the Company will adjust the wording and/or, if material, present the transactions gross. The following table shows what the gross presentation would have been (in thousands):




                               Page 2 of 6
                             2004       2003       2002
       Short-term:
          Borrowings          518        436
          Repayments         (188)      (808)    (4,050)
                              330       (372)    (4,050)

             Long-term:
          Borrowings          741      1,009
          Repayments       (2,318)    (3,000)
	                     (1,577)    (1,991)


6. Comment:	Please explain to us how your netting of cash flows related to other current assets and liabilities meets the requirements in paragraphs 12 and 13 of SFAS 95 for netting. Otherwise, please present the gross changes in other current assets and liabilities separately.

6. Response: We have combined the presentation of the other current asset and liability component because the elements are not individually meaningful or significant by themselves. In future filings we will present other assets and other liabilities on separate lines whenever it is determined that the individual items are material.


7. Comment:	Please disclose the accumulated balances for each classification in your accumulated other comprehensive loss on the face of the balance sheet, in the statement of stockholders' equity or in the notes to the financial statements as required by paragraph 26 of SFAS 130.

7. Response: In future filings we will add lines as follows at the end of the statement of stockholders' equity detailing the components of accumulated other comprehensive income (loss)(in thousands):

          Consisting of:
             Translation losses                  (21,087)
             Unrealized losses on investments        (51)
             Minimum pension liability            (2,442)
                                                 (23,580)

8. Comment:	For securities classified as available-for-sale, please disclose the aggregate fair value, gross unrealized holding gains, gross unrealized holding losses, and amortized cost basis by major security type as of each date for which a statement of financial position is presented. In addition, for each period for which the results of operations are presented, please disclose the following:
a) The proceeds from sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales
b) The basis on which the cost was determined in computing realized gain or loss
c) The gross gains and losses included in the earnings from transfers or securities from available-for-sale category into the trading category
d) The change in net unrealized holding gain or loss on available-for-sale securities that has been included in the separate component of shareholders' equity during the period
e) The change in the net unrealized holding gain or loss on trading securities that has been included in earnings during the period.
See paragraphs .19 and .21 of SFAS 115.

8. Response: All the Company's securities are considered available-for-sale, and there is no transferring between available-for-sale and trading securities. Most securities turn over daily or monthly. Unrealized gains and losses are less than 1% of the value of the securities ($51,000 at June 26, 2004), which is not material, and the other disclosures above are either not material or have been made in the statements of stockholders' equity. With

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the additional disclosure contemplated in item 7 above, we believe our investment disclosures will address your concerns.


9. Comment:	Please disclose the types of inventory that are accounted for under the LIFO inventory method. In addition, please disclose the types of inventory that are accounted for under the F1IFO inventory method.

9. Response: The use of the LIFO/FIFO inventory method is a function of geography rather than type of inventory. Domestic (U.S.) inventories are on LIFO and foreign inventories are on FIFO. For example, the same product could be on LIFO in the U.S. and FIFO in Brazil or Scotland. We will make this clearer in the inventory accounting policy footnote in future filings.


10. Comment: Please disclose how you account for shipping and handling costs in your financial statements. Please tell us where your shipping and handling charges that are billed to customers are included in the income statement and also tell us where the costs incurred for shipping and handling are classified in the income statement. See EITF 00-10.

10. Response: Billings to customers for the cost of freight on their purchases, which approximate 0.7% of sales, have historically been netted against the actual cost of freight out in sales because it was judged to be immaterial. Beginning with the next fiscal quarter, the Company plans to change its reporting prospectively. All such customer billings will be recorded as revenue and all freight out as cost of sales. The Company will disclose these amounts in the footnotes at least until all periods presented are on the same basis. There is no effect on net income and the effect on gross margins is approximately 0.5%.


11. Comment: Please include the tabular presentation for awards of stock-based employee compensation as required by paragraph 45(c) of SFAS 123, as amended by SFAS 148. See paragraph B13 of SFAS 148 for an illustration.

11. Response: The Company believes the tabular presentation for awards of stock-based employee compensation is not necessary since the amounts involved, which result solely from the Company's employee stock purchase plan, which is the Company's only option plan, have historically not been material as stated and demonstrated in the footnotes ($57,000 for fiscal
2004) although, were this to change, we would provide the tabular presentation. We will endeavor in future filings to make it clear that the Company has only one stock plan, which is an employee stock purchase plan, and that the expense related to this plan is immaterial.


12. Comment: Please provide us with an analysis of your deferred tax assets and liabilities by jurisdiction that shows how you netted your current assets and liabilities by jurisdiction. Please provide us with a similar analysis regarding your long-term deferred tax assets and liabilities by jurisdiction. In addition, please include a reconciliation to the amounts shown on your balance sheets at June 26, 2004 and June 28, 2003. Please disclose what caused the $10 million current deferred tax asset as or June 26, 2004 and the $7 million current deferred tax asset as of June 28, 2003.

12. Response: Following is an analysis that addresses the questions regarding current and long-term deferred taxes by jurisdiction as well as the major components of each category. Note that the major components of current deferred taxes are 1)foreign tax credit and operating loss carryforwards and 2) valuation reserves that are not deductible for tax purposes until realized (in thousands).



                               Page 4 of 6
Jurisdiction              Domestic     U.K.     Brazil    Total

Fiscal 2004
  Current deferred:
    FTC/NOL carryfowards    3,933     1,341        24     5,298
    CMM investigation and
     inventory reserves     2,907                         2,907
    Other invty reserves    2,275                         2,275
    Other                    (745)      (65)      445      (365)
                            8,370     1,276       469    10,115
  Long-term deferred:
    Retiree benefits       (7,744)    1,216              (6,528)
    Depreciation           (5,083)   (1,021)      (21)   (6,125)
    Other                    (974)     (587)             (1,561)
                          (13,801)     (392)      (21)  (14,214)

Fiscal 2003
  Current deferred:
    FTC/NOL carryfowards    3,515     1,017        93     4,625
    CMM investigation and
     inventory reserves       813                           813
    Other invty reserves    1,243                         1,243
    Other                     141        55       451       647
                            5,712     1,072       544     7,328
  Long-term deferred:
    Retiree benefits       (7,614)    1,593              (6,021)
    Depreciation           (6,023)   (1,038)      (20)   (7,081)
    Other                  (1,007)     (587)             (1,594)
                          (14,644)      (32)      (20)  (14,696)

13. Comment: Please include a more robust description of the plan(s) including the general terms of awards under the plan, such as vesting requirements and the maximum term of options granted. In addition, please explain to us why no options would be exercisable at fiscal year ends if options become exercisable exactly two years from the date of grant. Please include the range of exercise prices for outstanding options in accordance with SEAS 123, paragraph 48.

13. Response: The plan being described is a traditional qualified employee stock purchase plan open to all domestic employees that allows them to buy Company stock at the lower of 85% of its market price at date of grant or date of exercise. It is a means for employees to buy Company stock at a discount rather than an incentive stock option plan. The Company has no incentive stock option plans. There are no vesting requirements and the term is exactly two years as stated in the footnotes. Options to execute purchases are exercisable only at the end of the two year period and, if not exercised at that time, the options expire. In recent years, expiration rates have been over 50%. In future filings we will add to the table the exact grant prices parenthetically after "options granted" similar to what we do after "options exercised." It does not seem to us to make sense to disclose a specific range of exercise prices as of year end because the exercise price is the "lower of" the grant price, which will be disclosed, and 85% of the market value on the second anniversary of the grant, which is unknown.



14. Comment: You have several pension plans, both defined benefit and defined contribution, covering all of your domestic and most of your foreign employees. However, you show both your US plans and foreign plans combined. According to FAS 132, paragraph 38, disclosures about US plans may be combined with those about foreign plans unless the benefit obligations of the foreign plans are significant relative to your total obligation and those plans use significantly different assumptions. Please support your

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combined treatment. Otherwise, please provide a disclosure that separates US plans from foreign plans. See SPAS 132, paragraphs 7 and 38.

14. Response: The Company believes combined presentation of its foreign and domestic defined benefit plans is appropriate for the following reasons. The Company's foreign defined benefit plan represents approximately 25% of the combined plans' assets and obligations and both the domestic and foreign plans are actuarially mature. From an actuarial point of view, the assumptions are similar and the costs and obligations are computed consistently under SFAS 87. Assumption changes of similar magnitude in the foreign and domestic plans will result in changes in costs and obligations of similar relative magnitude and we therefore believe the assumptions should be considered "similar."


15. Comment: You indicate that you are engaged in the single business of producing and marketing industrial, professional and consumer products. Based on your discussion in the Business section, Management's Discussion and Analysis section and your website, it is unclear whether you have one operating segment, as defined by paragraph 10 of SFAS 131, or you have aggregated several operating segments into one reportable segment. Please explain whether each of your divisions constitutes an operating segment, and if not, why not. If more than one operating segment that has been aggregated into one reportable segment, address how you have met each of the aggregation criteria set forth in paragraph 17 of SFAS 131, including how each operating segment has similar economic characteristics.

15. Response: The Company has (and is managed through) six manufacturing plants or reporting units, which are in Scotland, Brazil, Athol MA, Cleveland OH, Mt. Airy NC, and Charleston SC. Internal operating statements used by the chief operating decision maker (the CEO) are prepared on the basis of the operating results of each of these units, and the Company believes these reporting units meet the aggregation criteria of SFAS 131. They each produce tools primarily used by professionals in metal-working and construction trades. The products are complementary and in many cases the same product is produced in more than one of these plants. The production processes are the same or similar in that they use metal as a raw material, which is then converted to the end product by means of direct labor and metal-working machinery. The Company's products are sold from these units through a customer base that is capable of carrying the Company's full line of products (primarily industrial distributors, but also Sears who sells some of the Company's products, primarily measuring tapes, to the construction trades). For these reasons, the Company believes it is appropriate to report on the basis of one reporting segment although, as discussed in the fiscal 2004 Form 10-K under "Reorganization/Restructuring Plans" on page 11, the Company is in the process of experimenting with and considering other organizational structures that could potentially lead to a change in P&L responsibility and reporting if it is determined that these potential changes will allow the Company to better meet the challenges of the markets it serves. It is premature, however, to conclude at this time that the Company will eventually have more than one segment.


16. Comment: Please address the comments above in your interim filings as well.

16. Response: The Company will apply the responses above in its future interim filings.

                                         Very truly yours,

                                         The L.S. Starrett Company
cc:  Steven Wilcox, Ropes & Gray         by: Roger Wellington, Jr.
     Austin Lydon, Deloitte & Touche         Treasurer and CFO

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